SUPPLEMENT DATED OCTOBER 9, 2001
                 TO PROSPECTUS/CONSENT SOLICITATION STATEMENT OF
                         AMERICAN SPECTRUM REALTY, INC.

     The following sets forth some additional events which have occurred subsequent to the date of the Prospectus/Consent Solicitation Statement dated August 8, 2001.

     An affiliate of CGS Real Estate Company, Inc. ("CGS") purchased 4,013 units of Sierra Pacific Development Fund - II from a unitholder for a purchase price of $204.00 per unit or an aggregate of $818,652, payable $481,560 cash and $330,092 in the form of a Note. In connection with this transaction, the affiliate of CGS agreed to give unitholder and certain related persons (the "Selling Group") the option to sell to the CGS affiliate the approximately 400,000 shares of common stock of American Spectrum at $13.50 per share. These shares will be issuable to the Selling Group pursuant to the consolidation in exchange for their units in other Nooney and Sierra funds. The option is exercisable on the first anniversary after trading of the shares begins. The CGS affiliate was granted the option to purchase those shares from members of the Selling Group at a price of $16.50 per share, exercisable on the same date. The Selling Group also agreed to a standstill for a two-year period.

     CGS and its affiliates own 17,503 units or 20.2% of the units in Sierra Pacific Development Fund-II after this transaction and intend to vote these units for the consolidation.

     In addition, the Selling Group advised CGS that they own the following units in the Nooney and Sierra funds which they intend to vote for the consolidation: Sierra Pacific Development Fund, 20 units; Sierra Pacific Development Fund III, 460 units; Sierra Pacific Pension Investors `84, 5,310 units; Sierra Pacific Institutional Properties V, 675 units; Nooney Income Fund Ltd, L.P., 2,402 units; Nooney Income Fund Ltd., II, L.P , 2,729 units; and Nooney Real Property Investors -Two, L.P., 1,507 units;.

     In addition, American Spectrum has not yet received all of the consents that are required under loan agreements in connection with the consolidation. American Spectrum will close the consolidation prior to obtaining these required consents. American Spectrum believes that it will be able to obtain all required consents subsequent to the closing. Accordingly, American Spectrum does not expect the failure to obtain these consents prior to the closing to have a material adverse effect.